FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JULY 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News Release dated July 5, 2005

2.

Certificate regarding dissemination to shareholders dated July 4, 2005

3.

News release dated July 28, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 9, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

New Director Appointed to Petaquilla’s Board

Vancouver BC – July 5, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the appointment of Mr. John Purkis to the Company’s Board of Directors effective July 5, 2005.

Mr. Purkis, who served as a member of Petaquilla’s Advisory Board, is a mining engineering graduate of the Royal School of Mines with an MBA from Queen's University.  His career spans more than 30 years in the international mining industry.  He has held senior mining positions with Inmet Mining, a Gencor / , Eldorado Gold JV , Atna Resources, and Minnova Inc. among others.

Mr. Purkis brings an in-depth understanding of the Petaquilla mining district gained from his experience originally with Minnova Inc. when it acquired an 80% interest in the Petaquilla concession then, after Minnova’s acquisition by with Inmet Mining Corporation , as  VP Feasibilty and Development supervising (formerly Minnova Inc.) as it earned its joint venture interest in the Minera Petaquilla S.A. project, and as a member of the engineering team that completed the 1998 Petaquilla Feasibility Study.

He has been involved in the acquisition, feasibility evaluation , construction and operation development of such mines and deposits as Antamina, Bajo de la Alumbrera, Petaquilla, Cerro Verde, Troilus, Pend Oreille, Izok Lake, Samatosum, and Faro.

Petaquilla Minerals Ltd. is a Canadian-based mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

July 4, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Petaquilla Minerals Ltd.

We confirm that the following material was sent by pre-paid mail on July 4th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual and Special General Meeting / Information Circular / Form 52-109FT1 Certification of Annual Filings during Transition Period / Management Discussion / Consolidated Financial Statements for the years ended January 31, 2005, 2004 and 2003
B Proxy
C Supplemental Mailing List Return Card
D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Adds To Its Advisory Board

Vancouver, BC – July 28, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has recruited another respected industry professional to its advisory board.

The Company welcomes Dr. Ralph Ansley to the advisory board.

Dr. Ansley is based in Sydney Australia and acts as a consultant to the mining industry. He earned his engineering degree at Queens University, Kingston, Ontario, Canada and then went on to complete his PhD at the University of Alberta.

After completing several years of investigative work on the Athabasca Tar Sands, Dr. Ansley received a post-doctoral fellowship at University of Adelaide, South Australia. He subsequently served as the Dean of Engineering at Singapore Polytechnic, in Singapore before returning to Australia as general manager of Mitchell Cotts Engineering (a company specializing in services to the mining industry).

He then joined Bechtel as a project manager working on mineral projects in West Africa, United States, China, Australia and the Canadian high arctic before returning to Bechtel's  head office as manager of mining and metals engineering.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.